Offering Statement for Relevnt, Inc. (“Relevnt”)

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Paul Riss:	paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

Relevnt, Inc.

822 AIA North
Suite 310
Ponte Vedra, FL 32082

Eligibility

2. **The following are true for Relevnt, Inc.:**

  - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

  - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

  - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

  - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

  - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

  - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

Name
John Winder Hughes

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
05/01/2017	Present	Relevnt, Inc.	Founder & CEO

Short Bio: Winder is the Founder, CEO, and lead private investor in Relevnt since its inception in 2017. Leveraging his previous experience in investing and guiding small companies from his past career on Wall Street, Winder is well qualified to lead Relevnt into the future. Education: He graduated from the

University of North Carolina at Chapel Hill in 1980 with a BA in Economics and a minor in English.
LinkedIn: https://www.linkedin.com/in/winderhughes?trk=people-guest_people_search-card

Name
Macdonald Haskell

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
06/01/2001	Present	Murray Bros Caddyshack	Co-founder/CEO
03/01/2016	Present	William Murray Golf	Partner
01/01/2000	Present	MTH Ventures, Inc.	President
03/01/2007	Present	Phoenix Biotechnology, Inc.	Board Director
05/01/2017	Present	Relevnt, Inc.	Board Director

Short Bio: Recent 3 year bio: Mac is a Founder and CEO of Murray Bros Caddyshack® restaurants/licensing and is a partner in William Murray Golf® apparel company based out of Austin, TX. Besides being an early investor and a board member of Relevnt, he also serves on the Board of Phoenix Biotechnology Inc. a San Antonio based biotech that focuses on antiviral, cancer and neurodegenerative diseases. Mac's career started on Wall Street working for Merrill Lynch after having graduated from Hobart College with a BA in Economics. LinkedIn: https://www.linkedin.com/in/mac-haskell-5128934

Name
Bruce Orr

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2012	Present	Original Elements, Co	Partner
01/01/2012	Present	Evolution Holdings, LLC	Partner
05/15/2015	Present	Monterery Private Capital	Managing General Partner
01/01/2021	Present	Relevnt, Inc.	Board Member

Short bio: Bruce Orr is Managing General Partner of Monterey Private Capital, which a is a fund that invests in both real estate properties and private startups. He graduated from the University of Hartford in 1984 with a BA in Finance. LinkedIn: https://www.linkedin.com/in/bruce-n-orr-39013423

Name
Allyson Letteri

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/01/2021	Present	Self-employed	Marketing Advisor
10/01/2020	Present	Relevnt, Inc.	Board Member
04/01/2019	08/01/2021	Handshake	VP of Marketing

Short Bio: 3 year career bio: Allyson Letteri is a Marketing Advisor to VC-backed startups. She was previously VP of Marketing at Handshake, Director of Marketing at Thumbtack, and Group Marketing Manager at Intuit, building marketing teams from scratch to scale at fast growing tech companies. Education: Allyson holds an MBA Stanford Graduate School of Business (2007), and a BS in Business

Administration and BA in Political Science from the University of North Carolina at Chapel Hill (2003). LinkedIn: https://www.linkedin.com/in/allysonletteri

Name
Tyler Droll

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/01/2018	Present	RelayOne	Co-founder/VP of Product
01/01/2018	Present	31south	Co-founder
02/01/2018	Present	Relevnt, Inc.	Board Member
05/01/2018	Present	Alpacr	Executive Advisor
03/01/2018	11/01/2021	Press Sports	Head of Product
10/01/2013	12/01/2020	YikYak, Inc.	CEO and Co-founder

Short Bio: Recent 3-year bio: Tyler is a Co-founder and VP of Product of RelayOne, a leading surgical care team coordination software. Leveraging his previous experience as Co-founder and CEO of Yik Yak, Tyler also advises and consults with fast-growing consumer software startups. Education: BS in Information Technology from Furman University, 2013 LinkedIn: https://www.linkedin.com/in/tylerdroll

Name
Kirk Tovey

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
10/10/2005	Present	Tovey Surgical	President
04/01/2021	Present	Relevnt, Inc.	Board Member

Graduated from Florida State University with BA Kirk Tovey is a Co-Founder of Globus Medical (NASDAQ - GMED), a major medical device manufacturer, and Founder of Tovey Surgical, which is a major distributor for Globus Medical products to spine surgeons. Kirk is also an active investor in startups and graduated from Florida State University with a BA in 1990. LinkedIn: https://www.linkedin.com/in/kirk-tovey-926ba720

Name
Shedrick Williams

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
08/01/2020	Present	Kapshare	Managing Partner
12/01/2019	Present	Florida Blue	Senior Product Owner
08/01/2018	12/01/2019	Web.com	Senior Product Manager
10/01/2021	Present	Relevnt, Inc.	Chief Innovation Officer

Short bio: Shedrick is a versatile digital strategist with fifteen years of experience supporting and developing innovative solutions for startups and large enterprises. Shedrick is Managing Partner at Kapshare, Inc., and Senior Product Owner at Guidewell in Jacksonville, FL. Shedrick uses his dynamic leadership style to build teams by providing well-articulated analysis, expert problem solving, and data driven solutions. LinkedIn: https://www.linkedin.com/in/shedrickwilliams

Name
Paul Griffiths

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
11/01/2021	Present	Kapshare	Partner
10/01/2019	Present	Newfold Digital (formerly Web.com)	Vice President, Software Engineering
10/01/2016	10/01/2019	Web.com UK	Vice President, Software Engineering
10/01/2021	Present	Relevnt, Inc.	Chief Technology Officer

Short bio: Paul is a passionate hands on technology executive who leads innovation and strategy in results driven environments. For more than 17 years, Paul built a successful career as a Software Engineer in the UK which brought him to the US in 2019. Paul is Partner at Kapshare, Inc., and also serves as VP of Software Engineering at Newfold Digital (formerly Web.com) in Jacksonville, FL. Paul's recent experiences include architecting enterprise scale software platforms at Web.com and leading development and design aspects for multi-million dollar projects. As a tech leader and software architect, Paul strives to improve processes and procedures that drive revenue and efficiency. Paul holds a BSC in Computer Science from Cardiff University. LinkedIn: https://www.linkedin.com/in/plgriffiths

Name
Joshua Hoye

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
10/01/2011	Present	Josh Hoye Designs	Creative Director
05/01/2005	Present	JHoye Illustrations	Owner
05/01/2017	Present	Relevnt, Inc.	Co-Founder and Chief Creative Officer

Short Bio: Joshua Hoye is Co-Founder and Chief Creative Officer of Relevnt, Designer, and published Illustrator. With 15 years of experience in the industry, Josh holds a BFA in Graphic Design & Illustration from the Ringling College of Art & Design. Specializing in creative direction, brand development, and product design, Josh has worked for clients like Volcom, Mondo Media, The Lightner Museum, Downtown Vision Inc., Monster UK, and EYE Productions (CBS). Josh's goal is to create innovative design solutions that enhance communication, increase operational efficiency, and drive effective results. LinkedIn: https://www.linkedin.com/in/jhoyeillustrations/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

J. Winder Hughes

Securities:	5,056,050
Class:	Common Stock
Voting Power:	27.7%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Relevnt is a group messaging app with live, interactive podcasting where users connect and interact freely with the people and content they love. This is done through live chatrooms, which are uniquely personalized by timeframes, interests, and geolocation. The Relevnt mobile application is available on The App Store and Google Play. Company Vision - Our vision is to be a global leader in group messaging as the de facto experience for connecting and interacting freely with your people and interests with less corrosive side effects of cancel culture and excessive censorship. Industry Background - We believe that anytime that the art of group messaging has undergone a significant innovation, as in most recent cases such as Slack (workplace), Discord (gamers), GroupMe (friend groups), and WeChat (super app for Chinese life), it has resulted in a meaningful advance in user utility. This background energizes us to move forward with our vision and see if we can raise the capital and gather the resources to develop a business in this field. Growth Plan - The company has a three-pronged plan for growing its user base: 1) Top Down - Leverage strategic influencer partnership with Mike Tyson to accelerate broad adoption. By leveraging Mike's 50mm+ social media following, our goal is to attract other notable personalities and media partners to further accelerate our growth across the globe. 2) Bottom Up - Build upon strong grassroots content creation and engagement with the college gen z demographic. The college demographic represents approximately 20 million students, of which 3 million enter and exit each year. 3) Tying it all together with our social hook, ephemeral pop-up chatrooms - Due to the massive popularity of ephemeral content as evidenced by Instagram and Snapchat stories, we've launched: ephemeral pop-up chatrooms. Because the shelf life of in-the-moment news, information, and entertainment in our daily digital lives is fleeting, ephemeral pop-up chatrooms bring people together less the corrosive side effects of cancel culture and excessive censorship and then disappear after a set time. It's a community and monetization experience for aggregating large communities around topical settings within specific timeframes for live sporting events, conventions and festivals, celebrity drop-ins, trending topics, breaking news, and more. From these 3 market drivers, we aim to launch our first direct-to-consumer marketing campaigns across a wide variety of consumer-facing media outlets. Monetization plan - The Company aims to generate revenue from 4 sources: 1) Subscriptions and donations - Vibe hosts are planned to be able to set up customized subscriptions and donations from which we aim to establish a revenue share between Relevnt and the vibe hosts. 2) Consumer loyalty programs for censored industries - We aim to offer an uncensored social network setting for regulated businesses such as the cannabis space for them to promote and engage with their customers. For cannabis dispensaries, we plan to leverage our specialized network of cannabis influencers to drive customer revenue and retention. 3) Programmatic ad serving - Relevnt plans to offer advertisers and marketers a self-serve programmatic ad serving service which could enable them to serve up relevant ads and promotions to users based on their interests. We plan to establish a revenue share between Relevnt and the vibe hosts from the marketing expenditures on behalf of the associated advertisers and marketers. 4) Vibe Host services - Relevnt plans to provide value-added hosting and analytical services to vibe hosts that they are planned to pay for such as in-app ad serving activation, benchmarking data, etc.

Relevnt currently has 8 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Relevnt, Inc. speculative or risky:**

    1. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.
    2. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.
    3. We are highly dependent on the Services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain

skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

4. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

5. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

6. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering. The exemptions relied upon for this offering are significantly dependent upon the accuracy of the representations of the investors to be made to the Company in connection with this offering. In the event that any such representations prove to be untrue, the registration exemptions relied upon by the Company in selling the securities might not be available and substantial liability to the Company would result under applicable securities laws for rescission or damages.

7. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

8. The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

9. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

10. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

11. Our future growth depends on our ability to develop and retain customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

12. Risks Related to the Company's Business and Industry Our auditors' report includes a going concern paragraph. Our financial statements include a going-concern qualification from our auditors, which expresses substantial doubt about our ability to continue as a going concern. We have operated at a loss since inception. Our ability to operate profitably is dependent upon, among other things, obtaining additional financing for our operations. These factors, among others, raise substantial doubt about our ability to continue as a going concern. The accompanying financial statements do not include any adjustments that take into consideration the uncertainty of our ability to continue operations.

13. We are dependent on general economic conditions. We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify.

14. Our ability to succeed depends on how successful we will be in our fundraising efforts. Our ability to succeed depends on how successful we will be in our fundraising efforts. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

15. Future fundraising may affect the rights of investors. Future fundraising may affect the rights of investors. In order to expand, the Company is raising funds, and may raise additional funds in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

16. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering, and you may not be able to sell any shares that you purchase in this offering. The Company may never receive a future equity financing, or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions

17. We may be unable to generate significant revenues and may never become profitable. We generated no revenue for the years ended December 31, 2021 and 2020 and do not currently have any material recurring sources of revenues, making it difficult to predict when we will be profitable. We expect to incur significant research and development costs for the foreseeable future. We may not be able to successfully market our products and services in the future that will generate significant revenues. In addition, any revenues that we may generate may be insufficient for us to become profitable.

18. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

19. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

20. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

21. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

22. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the

Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

23. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

   Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

24. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

   Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

25. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

26. *There is no present public market for these Securities and we have arbitrarily set the price.*

   The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

27. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

28. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN

INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Relevnt, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,070,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   The Company aims to use the funds to pay salaries to support the marketing and technology development teams and continue to improve and innovate the app's features and performance. In addition we plan to expand upon our Relevnt influencers campaigns and initiate our first direct-to-consumer marketing campaigns.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$52,430
Network & Admin	$1,500	$160,500
Tech & Creative Development	$3,600	$385,200
In-house Content Marketing	$2,500	$267,500
Third Party Influencer Marketing	$1,000	$107,000
Direct-to-Consumer Marketing	$910	$97,370
Total Use of Proceeds	**$10,000**	**$1,070,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Relevnt, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached.

The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $1 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	30,000,000	13,365,580	Yes	Each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Common stock warrants		4,989,383
Common stock options issued		2,141,500
Option pool unissued		4,858,500

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The existing convertible debt is subject to conversion into equity under certain circumstances, and if they convert you will be diluted by that conversion. There are also warrant and options contracts outstanding which if executed will dilute your ownership of the Company.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the Amended and Restated Bylaws Of Relevnt, Inc. for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by the Management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the

Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	John Winder Hughes Trust
Amount Outstanding:	$175,361
Interest Rate:	12.0%
Maturity Date:	June 15, 2023
Other Material Terms:	

Creditor(s):	John Winder Hughes
Amount Outstanding:	$336,607
Interest Rate:	12.0%
Maturity Date:	June 15, 2023
Other Material Terms:	

Creditor(s):	KGE LLC
Amount Outstanding:	$968,449
Interest Rate:	12.0%
Maturity Date:	June 15, 2023
Other Material Terms:	The convertible notes payable carry a 12% interest rate and mature in June 2023 and permit the holder to convert the principal and accrued but unpaid interest on the notes into shares of the Company's Common Stock at a price of $0.50 pershare.

Creditor(s):	KGE LLC
Amount Outstanding:	$484,224
Interest Rate:	12.0%
Maturity Date:	June 15, 2023
Other Material Terms:	The convertible notes payable carry a 12% interest rate and mature in June 2023 and permit the holder to convert the principal and accrued but unpaid interest on the notes into shares of the Company's Common Stock at a price of $0.50 pershare.

Creditor(s):	John Winder Hughes,
Amount Outstanding:	$198,317
Interest Rate:	12.0%
Maturity Date:	June 15, 2023

Other Material Terms:

25. **What other exempt offerings has Relevnt, Inc. conducted within the past three years?**

Date of Offering:	08/2021
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Common Stock
Amount Sold:	$1,069,740
Use of Proceeds:	

Date of Offering:	08/2021
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Common Stock
Amount Sold:	$105,260
Use of Proceeds:	Issuance of common stock for other debt repayment.

Date of Offering:	08/2021
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$2,664,178
Use of Proceeds:	Issuance of common stock for convertible debt conversion.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    Yes.

    If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
John Winder Hughes	CEO	Warrant contract	$234,099
John Winder Hughes Trust	CEO's Trust	Note	$175,361
John Winder Hughes	CEO	Note	$336,607
John Winder Hughes	CEO	Note	$198,317

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Relevnt, Inc. (the "Company") is a group messaging app with live, interactive podcasting where users connect and engage freely around the people and content they love. This is presented through the Company's "Live Now" conversation feed of pop-up chatrooms, which are uniquely personalized by timeframes, interests, and geolocation. The Company is in a pre-revenue stage and is incorporated in the state of Delaware. On 2/4/22, the Company consummated a strategic content, promotions, and equity partnership with Mike Tyson to create exclusive content and promote Relevnt to global audiences. Under the articles of incorporation, the total number of Common Shares of stock that the Company shall have authority to issue is 30,000,000 shares with a $0.00001 par value per share. As of the date of the filing of this offering statement, the total number of Common Shares issued and outstanding was 13,365,580. On June 13, 2022, the Company's related party lenders agreed to extend the maturity dates of all loans from related parties that existed at 12/31/21 to June 15, 2023. During 2021, the Company issued a total of $1,452,674 in convertible notes to related parties. The convertible notes payable carry a 12% interest rate and mature in June 2023 and permit the holder to convert the principal and accrued but unpaid interest on the notes into shares of the Company's Common Stock at a price of $0.50 per share. During 2019 and 2020, the Company issued convertible notes payable for a total principal amount of $1,816,378. The convertible notes payable carried a 12% interest rate and were convertible into shares of the Company's Common Stock at a price of $0.50 per share. On June 15, 2021, the principal and accrued interest of all convertible notes were converted to 4,551,952 shares of Common Stock. In 2020, the founder, JW Hughes III and the JW Hughes Trust, loaned the company $232,500. During the year, the company made payments of $55,820 towards these related party loans. The balance of these loans as of 12/31/20 was $1,663,017. In 2021, JW Hughes III and the JW Hughes III Trust, loaned the company $75,800. During the year, the company made payments of $146,890 towards these related party loans. In addition, the company paid down $1,298,041 of these related party loans via the issuance of an additional 2,596,082 shares of common stock. The balance of these loans was $710,285 at 12/31/2021. At 12/31/20, the company owed loans totaling $692,393 from these board members. All of these loans originated in 2019. There were no payments made toward these loans in 2020. In 2021, board members loaned the company $1,452,674. During 2021, the company paid down $861,557 of these related party loans via the issuance of an additional 1,723,114 shares of common stock. The balance of these loans from these board members totaled $1,462,674 at 12/31/2021.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

        CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
   1. **in connection with the purchase or sale of any security?**
   2. **involving the making of any false filing with the Commission?**
   3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
   1. **in connection with the purchase or sale of any security?;**
   2. **involving the making of any false filing with the Commission?**
   3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
   1. **at the time of the filing of this offering statement bars the person from:**
      1. **association with an entity regulated by such commission, authority, agency or officer?**
      2. **engaging in the business of securities, insurance or banking?**
      3. **engaging in savings association or credit union activities?**
   2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
   1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
   2. **places limitations on the activities, functions or operations of such person?**
   3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

   If Yes to any of the above, explain:

5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. **any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?**
2. **Section 5 of the Securities Act?**

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

Relevnt, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following are transcripts of videos which will be displayed on the Portal's offering page for the Company. Transcript #1: Joe Rogan: Relevnt is this new people's app? Mike Tyson: Yes Joe Rogan: And what is this… You're involved in this? Mike Tyson: Absolutely. I am a shareholder in this company. Joe Rogan: How does one get this Relevnt App? Is it in the app store? Mike Tyson: Absolutely. Joe Rogan: It's for like iTunes and for Android, it's for all that? R-E-L-E-V-N-T [MUSIC] here we go now, here we go, here we go, here we go now Transcript #2: Coffee Shop Scene Actor 1: I just started getting into stand up … it's super freeing you know because you're able to say whatever you want… Actor 2: BLOWS AIR HORN Retail Shop Scene Actor 1: It's just frustrating you know, you've done it, I've done it, I mean if it's natural, why should it be illegal? Actor 2: BLOWS AIR HORN Basketball Scene Actor 1: Look, wearing a mask isn't about you, it's about protecting someone else. Actor 2: Mask – no mask – It doesn't really matter; robots are going to kill us all anyway. Actor 3: BLOWS AIR HORN [MUSIC] here we go now, here we go, here we go, here we go now

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation:	certificateofincorporation.pdf
Corporate Bylaws:	corporatebylaws.pdf

Opportunity:

Offering Page JPG:	offeringpage.jpg

Offering Page JPG: offeringpage.jpg
Financials:
   Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://www.relevnt.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the issuer liquidates or dissolves its business in accordance with state law.